SCHEDULE 13D
(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
Amendment No. 3

Tollgrade Communications, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

889542106

(CUSIP Number)

Steven J. Lynch
c/o Bradford Capital Partners
133 Freeport Road
Pittsburgh, PA 15215
412-781-7400

with a copy to:

Douglas E. Gilbert
Thorp Reed & Armstrong, LLP
301 Grant Street, 14th Floor
Pittsburgh, PA 15219
412-394-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

___________________
CUSIP No. 889542106	SCHEDULE 13D

1	Names of reporting persons

Bradford Capital Partners I.R.S. No.:
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of funds

N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

PA
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

11.7%
14	Type of Reporting Person

PN

___________________
CUSIP No. 889542106	SCHEDULE 13D

1	Names of reporting persons

BCP Investment LLC I.R.S. No.:
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of funds

N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

PA
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

11.7%
14	Type of Reporting Person

OO

___________________
CUSIP No. 889542106	SCHEDULE 13D

1	Names of reporting persons

Steven J. Lynch I.R.S. No.:
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of funds

N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

11.7%
14	Type of Reporting Person

IN

___________________
CUSIP No. 889542106	SCHEDULE 13D

1	Names of reporting persons

Joseph L. Calihan I.R.S. No.:
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of funds

N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

11.7%
14	Type of Reporting Person

IN

ITEM 4. Purpose of Transaction

The text of Item 4 is hereby amended by adding the following language:

“On November 30, 2008, Bradford Capital Partners ("BCP") sent a letter (the "Letter") to the Issuer expressing BCP's potential interest in a transaction whereby each shareholder of the Issuer (other than BCP) would receive between $5.50 and $6.00 per share, resulting in BCP acquiring all of the stock of the Issuer. A copy of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing references to, and descriptions of, the Letter are qualified in their entirety by reference to the text of Exhibit 2 to this Amendment No. 3.”

ITEM 7. Materials to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement dated May 9, 2008, by and among Bradford Capital Partners, BCP Investment LLC, Steven J. Lynch, Joseph L. Calihan, and the other parties thereto, filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on May 9, 2008, and incorporated herein by reference as Exhibit 1 to this Amendment No. 3.

Exhibit 2. Letter dated November 30, 2008 from Bradford Capital Partners to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADFORD CAPITAL PARTNERS
a Pennsylvania limited partnership

By: BCP INVESTMENT LLC
its General Partner

By:  ________________________________________
Name: Stephen J. Lynch
Title:   President, Secretary and Treasurer
Date:

BCP INVESTMENT LLC a Pennsylvania limited liability company By: ________________________________________ Name: Stephen J. Lynch Title: President, Secretary and Treasurer Date:

______________________________________ Steven J. Lynch, an individual Date:

______________________________________ Joseph L. Calihan, an individual Date: